EXHIBIT 4.2


ARTICLE IV.  STOCK:

     The stock subject to the Options to be issued hereunder shall be Common Stock. The maximum number of such shares to be issued upon the exercise of the Options hereby granted shall be an aggregate of four million five hundred thousand (4,500,000) shares of Common Stock (the "Available Shares").

     For each Offering Period hereunder, an eligible employee (hereinafter called "Optionee") shall have an option to purchase up to the largest number of whole and fractional shares available at the Option Price (as described in Article V(a) obtained by having deducted from such Optionee's Compensation for each payroll period during an Offering Period an amount not less than one percent (1%) or more than ten percent (10%) of such Optionee's Compensation for the payroll period. The term "Compensation" as used herein includes regular base pay (including any shift differentials) at the rate in effect on the Offering Date, but excludes any bonus, overtime payment, sales commission, contribution to any Code (S)125 or 401(k) plan or other form of extra compensation.

     If in any Offering Period the total number of shares of Common Stock for which Options are exercised exceeds the number of Available Shares remaining under the Plan, the Administrator shall make a pro rata allocation of the Available Shares in as nearly a uniform manner as shall be practicable and as it shall deem to be equitable, and the balance of payroll deductions credited to the Purchase Account of each Optionee shall be returned to each Optionee as promptly as possible.

     Except as expressly provided otherwise in Article III hereof, payment for Common Stock purchased under the Option shall be made only by payroll deductions over a designated Offering Period.

     Notwithstanding the foregoing provisions of this Plan, no Option shall permit an Optionee to purchase in any single calendar year a number of shares which together with all other shares in the corporation and any Subsidiaries which such Optionee may be entitled to purchase in such year pursuant to options issued under any employee stock purchase plan, has an aggregate fair market value (determined in each case as of the date such options are granted) in excess of $25,000. This limitation applies only to options granted under "employee stock purchase plans" as defined by (S)423 of the Code, and does not limit the amount of stock which an Optionee may purchase under any other stock option or bonus plans then in effect.


ARTICLE VI.   TERM OF PLAN:

     The term of said Plan shall be for a period commencing on January 1, 1997, and ending on December 31, 2008, unless terminated earlier by the exhaustion of the Available Shares or pursuant to Article VIII.


ARTICLE VIII.   AMENDMENT AND TERMINATION BY THE COMMITTEE:

     The Committee may, from time to time, alter, amend, suspend or discontinue the Plan at any time without notice, including the right to revoke future Offering Periods, provided that no Optionee's existing rights in the then-current Offering Period are adversely affected thereby; provided further, upon any such amendment or modification, all Optionees shall continue to have the same rights and privileges as other Optionees (except as otherwise provided for in Article IV hereof); and provided further, that no such amendment of the Plan shall, except as provided in subsection (h) of Article V hereof: (a) increase above four million five hundred thousand (4,500,000) the Available Shares which may be offered under the Plan; (b) change the formula by which the price for which the Common Stock shall be sold is determined; or
(c) increase the maximum number of shares which any Optionee may purchase.
The Board of Directors shall submit any amendments to the shareholders of the Corporation for approval to the extent necessary to maintain compliance with the requirements of Rule 16b-3 of the Exchange Act.